Mail Stop 4720

April 19, 2010

I. Richard Garr
President and Chief Executive Officer
Neuralstem, Inc.
9700 Great Seneca Highway
Rockville, MD 20850

> **Re:** **Neuralstem, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 9, 2010**
> **File No. 333-165973**

Dear Mr. Garr:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure in footnote 1 to the registration fee table that pursuant to Rule 416, the registration statement also covers additional common shares that may be offered to prevent dilution as a result of stock splits, stock dividends or that may be required for delivery upon exercise of any warrants as a result of anti-dilution provisions. Rule 416(a) involves the registration of additional securities "being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions." Please revise to remove the shares "that may

be required for delivery upon exercise of any warrants as a result of anti-dilution provisions" as they do not appear to be covered by Rule 416.

Selling Shareholders – Replacement Warrants, page 11

2.   We note that you appear to have conducted two exchanges of warrants relating to three classes of warrants. Please tell us why you do not believe that the exchanges were subject to Rule 13e-4 relating to issuer tender offers. For further guidance, refer to the Heritage Entertainment, Inc. letter, dated April 10, 1987.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Nandini Acharya at (202) 551-3495, Daniel Duchovny, Office of Mergers and Acquisitions at (202) 551-3619 or me at (202) 551-3715 with any questions.

                                Sincerely,

                                Jeffrey P. Riedler
                                Assistant Director

cc: Raul Silvestre, Esq.
        Silvestre Law Group, P.C.
        31200 Via Colinas, Suite 200
        Westlake Village, CA 91362